                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         McDERMOTT INTERNATIONAL, INC.

                               (Name of Issuer)

                         Common Stock, $1.00 Par Value

                        (Title of Class of Securities)

                                   580037109

                                (CUSIP Number)

                          Christopher E. Manno, Esq.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                           New York, New York 10022
                                (212) 821-8000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 1, 1997

                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.*

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------

*A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for Schedule 13D.

                              Page 1 of 14 Pages

                                 SCHEDULE 13D



CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  4,208,200
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,208,200
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,208,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |X|

13       Percent of Class Represented By Amount in Row (11)
                                    7.66%

14       Type of Reporting Person
                  OO, IA

                                 SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,208,200
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,208,200

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,208,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |X|

13       Percent of Class Represented By Amount in Row (11)
                                    7.66%

14       Type of Reporting Person

                  IA

                                 SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  378,800
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,208,200
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   378,800
    With
                           10       Shared Dispositive Power
                                            4,208,200

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,587,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    8.35%

14       Type of Reporting Person

                  IA

                                 SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  378,800
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   378,800
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            378,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    0.69%

14       Type of Reporting Person

                  OO, IA

Item 1.  Security and Issuer

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Common Stock"), of McDermott International, Inc., a Panamanian corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D of the Reporting Persons dated March 13, 1997 (the "Initial Statement"). The principal executive offices of the Issuer are located at 1450 Poydras Street, New Orleans, Louisiana 70112-6050. This Amendment No. 1 is being filed by the Reporting Persons solely to report the recent acquisition of certain shares of the Common Stock held for the accounts of Quantum Partners and the Duquesne LLC Clients as a result of which the percentage of shares of Common Stock of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Quantum Partners expended approximately $16,523,894 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account since March 13, 1997, the filing of the Initial Statement.

                  Duquesne LLC expended approximately $1,855,195 of the investment funds of the Duquesne LLC Clients to purchase the Common Stock which is reported in Item 5(c) as having been purchased for their accounts since March 13, 1997, the filing of the Initial Statement.

                  The securities held for the accounts of Quantum Partners and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 4,208,200 shares of Common Stock (approximately 7.66% of the total number of shares of Common Stock outstanding) held for the account of Quantum Partners.

                            (ii)      Mr.   Druckenmiller   may  be  deemed  the
beneficial owner of 4,587,000 shares of Common Stock (approximately 8.35% of the total number of shares of Common Stock outstanding). This number consists of (A) 4,208,200 shares of Common Stock held for the account of Quantum Partners and (B) 378,800 shares of Common Stock held for the accounts of the Duquesne LLC Clients.

                            (iii)   Duquesne LLC  may be deemed the   beneficial
owner of  the 378,800  shares of  Common Stock  held for  the   accounts of  the
Duquesne LLC Clients (approximately 0.69% of the total number of shares of Common Stock outstanding).

                  (b)       (i)       Pursuant  to the   terms of the   contract
between Quantum Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 4,208,200 shares of Common Stock held for the account of Quantum Partners.

                            (ii)      As  a  result  of  the  contracts  between
Duquesne LLC and the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr.

Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 378,800 shares of Common Stock held for the accounts of Duquesne LLC Clients.

                   (c) Except for the transactions listed in Annex C hereto, there have been no transactions effected with respect to the shares of Common Stock since March 13, 1997, the date of the filing of the Initial Statement, by any of the Reporting Persons, Quantum Partners or the Duquesne LLC Clients. All of the transactions listed in Annex C were executed in routine brokerage transactions on the New York Stock Exchange.

                   (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                           (ii)     The   Duquesne  LLC Clients  have the  right
to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for their accounts in accordance with their advisory contracts with Duquesne LLC.

                   (e)     Not applicable.

                  Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the Duquesne LLC Clients.

Item 7.           Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                  C.        Joint Filing Agreement dated  March 13, 1997 by  and
among  SFM  LLC,  Mr.  Soros,   Mr.   Druckenmiller  and  Duquesne LLC (filed as
Exhibit C to the Initial Statement and incorporated herein by reference).

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 7, 1997                        SOROS FUND MANAGEMENT LLC


                                            By: /s/ Michael C. Neus
                                                Michael C. Neus
                                                Assistant General Counsel


                                            GEORGE SOROS


                                            By: /s/ Michael C. Neus
                                                Michael C. Neus
                                                Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By: /s/ Michael C. Neus
                                                Michael C. Neus
                                                Attorney-in-Fact


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By: /s/ Gerald Kerner
                                                Gerald Kerner
                                                Managing Director

                                    ANNEX C

   Recent Transactions in the Common Stock of McDermott International, Inc.



  For the Account of                 Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
QUANTUM PARTNERS LDC(1)                    03/13/97              Purchase                5,000                22.167
                                           03/13/97              Purchase                8,000                21.810
                                           03/13/97              Purchase               27,000                21.810
                                           03/13/97              Purchase               18,800                21.810
                                           03/13/97              Purchase               43,200                21.560
                                           03/19/97              Purchase               52,200                21.991
                                           03/19/97              Purchase                9,000                22.020
                                           03/20/97              Purchase               57,800                21.806
                                           03/21/97              Purchase               22,100                22.060
                                           03/24/97              Purchase               23,900                22.060
                                           03/25/97              Purchase               66,100                22.034
                                           03/26/97              Purchase               45,000                21.935
                                           03/26/97              Purchase               23,500                22.014
                                           03/26/97              Purchase               22,500                22.045
                                           03/27/97              Purchase               18,000                21.935
                                           03/27/97              Purchase                9,000                21.935
                                           03/27/97              Purchase                4,500                21.645
                                           03/31/97              Purchase               18,000                21.372
                                           03/31/97              Purchase               18,200                21.264
                                           04/01/97              Purchase               25,900                21.008
                                           04/01/97              Purchase                1,700                20.935
                                           04/01/97              Purchase               10,400                21.060
                                           04/02/97              Purchase                5,900                20.800
                                           04/02/97              Purchase               27,000                21.035
                                           04/02/97              Purchase               83,200                20.810
                                           04/03/97              Purchase                5,100                20.310


(1)  Transactions effected at the direction of SFM LLC.



  For the Account of                 Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
QUANTUM PARTNERS LDC(1)                    04/03/97              Purchase               11,700                20.438
                                           04/04/97              Purchase               14,300                20.114
                                           04/04/94              Purchase               31,500                20.175
                                           04/07/97              Purchase               45,000                20.332
                                           04/07/97              Purchase               18,000                20.403


(1)  Transactions effected at the direction of SFM LLC.



  For the Account of                 Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
DUQUESNE LLC CLIENTS(2)                    03/13/97              Purchase                1,600                21.500
                                           03/13/97              Purchase                  700                21.750
                                           03/13/97              Purchase                1,000                21.750
                                           03/13/97              Purchase                  700                21.750
                                           03/13/97              Purchase                  200                22.148
                                           03/13/97              Purchase                  400                21.500
                                           03/13/97              Purchase                  200                21.750
                                           03/13/97              Purchase                  200                21.750
                                           03/13/97              Purchase                  100                21.750
                                           03/13/97              Purchase                2,800                21.500
                                           03/13/97              Purchase                1,200                21.750
                                           03/13/97              Purchase                1,800                21.750
                                           03/13/97              Purchase                1,200                21.750
                                           03/13/97              Purchase                  300                22.148
                                           03/19/97              Purchase                  300                22.000
                                           03/19/97              Purchase                1,900                21.931
                                           03/19/97              Purchase                  100                22.000
                                           03/19/97              Purchase                  400                21.931
                                           03/19/97              Purchase                  600                22.000
                                           03/19/97              Purchase                3,500                22.931
                                           03/20/97              Purchase                2,100                21.746
                                           03/20/97              Purchase                  500                21.746
                                           03/20/97              Purchase                3,800                21.746
                                           03/21/97              Purchase                  800                22.000
                                           03/21/97              Purchase                  200                22.000
                                           03/21/97              Purchase                1,400                22.000
                                           03/24/97              Purchase                  900                22.000


(2)  Transactions effected at the direction of Duquesne LLC.



  For the Account of                 Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
DUQUESNE LLC CLIENTS(2)                    03/24/97              Purchase                  200                22.000
                                           03/24/97              Purchase                1,500                22.000
                                           03/25/97              Purchase                2,400                21.974
                                           03/25/97              Purchase                  600                21.974
                                           03/25/97              Purchase                4,400                21.974
                                           03/26/97              Purchase                  800                21.985
                                           03/26/97              Purchase                  900                21.995
                                           03/26/97              Purchase                1,600                21.875
                                           03/26/97              Purchase                  200                21.985
                                           03/26/97              Purchase                  200                21.995
                                           03/26/97              Purchase                  400                21.875
                                           03/26/97              Purchase                1,500                21.985
                                           03/26/97              Purchase                1,500                21.995
                                           03/26/97              Purchase                3,000                21.875
                                           03/27/97              Purchase                  300                21.875
                                           03/27/97              Purchase                  700                21.875
                                           03/27/97              Purchase                  200                21.625
                                           03/27/97              Purchase                  100                21.875
                                           03/27/97              Purchase                  100                21.875
                                           03/27/97              Purchase                  600                21.875
                                           03/27/97              Purchase                1,200                21.875
                                           03/27/97              Purchase                  300                21.625
                                           03/31/97              Purchase                  700                21.244
                                           03/31/97              Purchase                  700                21.312
                                           03/31/97              Purchase                  100                21.244
                                           03/31/97              Purchase                  100                21.312
                                           03/31/97              Purchase                1,200                21.244
                                           03/31/97              Purchase                1,200                21.312


(2)  Transactions effected at the direction of Duquesne LLC.



  For the Account of                 Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
DUQUESNE LLC CLIENTS(2)                   04/01/97              Purchase                  400                21.000
                                           04/01/97              Purchase                  900                20.989
                                           04/01/97              Purchase                  100                20.875
                                           04/01/97              Purchase                  100                21.000
                                           04/01/97              Purchase                  200                21.989
                                           04/01/97              Purchase                  600                21.000
                                           04/01/97              Purchase                1,700                21.989
                                           04/01/97              Purchase                  100                20.875
                                           04/02/97              Purchase                3,100                20.750
                                           04/02/97              Purchase                  200                20.780
                                           04/02/97              Purchase                1,000                20.975
                                           04/02/97              Purchase                  700                20.750
                                           04/02/97              Purchase                  100                20.780
                                           04/02/97              Purchase                  200                20.975
                                           04/02/97              Purchase                5,500                20.750
                                           04/02/97              Purchase                  400                20.780
                                           04/02/97              Purchase                1,800                20.975
                                           04/03/97              Purchase                  400                20.418
                                           04/03/97              Purchase                  200                20.250
                                           04/03/97              Purchase                  100                20.418
                                           04/03/97              Purchase                  800                20.418
                                           04/03/97              Purchase                  300                20.250
                                           04/04/97              Purchase                1,100                20.116
                                           04/04/97              Purchase                  500                20.094
                                           04/04/97              Purchase                  300                20.116
                                           04/04/97              Purchase                  100                20.094
                                           04/04/97              Purchase                2,100                20.116
                                           04/04/97              Purchase                1,000                20.094

(2)  Transactions effected at the direction of Duquesne LLC.


  For the Account of                 Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
DUQUESNE LLC CLIENTS(2)                    04/07/97              Purchase                  700                20.343
                                           04/07/97              Purchase                1,600                20.312
                                           04/07/97              Purchase                  300                20.343
                                           04/07/97              Purchase                  100                20.312
                                           04/07/97              Purchase                1,200                20.343
                                           04/07/97              Purchase                3,000                20.312



(2)  Transactions effected at the direction of Duquesne LLC.